SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JANUARY 2005

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 8th February 2005) released its customer service statistics for January 2005. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -93% of all Ryanair's 15,391 flights during January arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003, 2004 and every week so far in 2005

   -Complaints of less than 1 (0.51) complaint per 1,000 passengers.

   -Mislaid baggage of less than 1 (0.69) mislaid bag per 1,000 passengers.

           CUSTOMER SERVICE STATISTICS JANUARY             2004       2005

    On-time flights*                                        92%        93%
    Complaints per 1 000 pax                               0.76       0.51
    Baggage complaints per 1 000 pax                       1.20       0.69
    Complaints answered with 7 days                        100%        99%

*Verified by the CAA 3 months in arrears


Ends:                         Tuesday, 8th February 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300







Ryanair monthly statistics compared with the Association of European Airlines follows:

Ryanair Monthly Statistics - Compared with Association of European Airlines
The recently published on time statistics by the Association of European Airlines for the month December 04 again prove that Ryanair is the No.1 on-time major airline in Europe again.

Ryanair No. 1 on time major airline in Europe

Airline                                           Ranking           %
Ryanair                                              1            90.2
Austrian                                             2            82.7
SAS                                                  3            82.4
Alitalia                                             4            81.6
Lufthansa                                            5            79.2
Easyjet                                              6            79.0
Air France                                           7            75.7
British Airways                                      8            73.8

        % Flights arriving within 15 minutes of scheduled time

Major airlines for fewest lost bags*

Airline               Ranking              Baggage Lost Per 1000 Passengers

Ryanair                 1                               0.39
SAS                     2                                9.9
Alitalia                3                               13.9
Air France              4                               16.5
Lufthansa               5                               17.7
Austrian                6                               18.0
British Airways         7                               20.5
EasyJet                           Refuse to Publish

Major airline for fewest cancellations*

Airline                       Ranking                     % flights completed

Ryanair                          1                                99.1
Austrian                         2                                99.0
Alitalia                         3                                98.9
Lufthansa                        4                                98.7
SAS                              5                                98.7
British Airways                  6                                98.5
Air France                       7                                96.2
Easyjet                              Refuse to Publish

*Source: Ryanair monthly statistics compared to Association of European Airlines
- December 04

Punctuality statisticsverified by the CAA 3 months in arrears


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 February 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director